KLINGENSTEIN, FIELDS & CO., L.L.C.

CODE OF ETHICS AND INSIDER TRADING POLICY

  August 2013

I.  INTRODUCTION

Klingenstein, Fields & Co., L.L.C. (referred to as “KF & Co.” or the “firm”) is devoted to providing the highest quality investment advice to its clients.  The primary duty and responsibility of the firm and its Employees1 is to its clients and their best interests.  The firm is dedicated to building and maintaining a reputation synonymous with the highest standards of integrity, conduct and professional execution in pursuit of these goals.

  This Code of Ethics and Insider Trading Policy, which governs all KF & Co. Employees, as well as their immediate families and certain other affiliated persons (referred to as "Related Persons”2), was developed to eliminate, to the extent possible, conflicts of interest and the potential misuse of non-public information, to place the interests of KF & Co.’s clients first, and to ensure compliance with all applicable laws and regulations.

KF & Co. will provide each Employee with a copy of this Code of Ethics and Insider Trading Policy and any amendments to it. New Employees will be provided with the then-current Code of Ethics and Insider Trading Policy.   Recipients must sign and return to the firm’s Chief Compliance Officer (“CCO”), Jonathan Roberts, the Acknowledgement of receipt, which is found at the end of this document. All Employees will be asked to represent

  EMPLOYEES = Employees and officers of KF & Co. and other persons who are active members of KF & Co.

2  RELATED PERSON = (1) A KF & Co. Employee's spouse, minor child or any other person living in his home; (2) any trust or other entity in which both a trustee or control person and a beneficiary or beneficial owner are a KF & Co. Employee or someone listed in category (1);

NOTE:  Masculine pronouns, used throughout this document to simplify sentence structure, shall apply equally to all persons, male and female, and to entities,

and in no way should be interpreted to be indicative of sexual discrimination.

and (3) any other person, trust or other entity determined from time to time by the firm’s Chief Compliance Officer to be a Related Person.

that they are in compliance with this document as part of the required Quarterly Personal Transaction Reports, as provided in Section VII, below.

II. EMPLOYEE DUTIES

KF & Co. expects that Employees will at all times act in a manner that is in keeping with the firm’s mission, policies and procedures, including this Code of Ethics and Insider Trading Policy, as well as with all relevant laws and regulations.3  The firm further expects Employees to exercise vigilance to avoid any real, potential or seeming conflicts of interest involving KF & Co. and its clients. Any conduct that could compromise these goals will be considered a serious transgression of an Employee's duties and obligations to the firm.

Employees have a duty to promptly report violations of this Code of Ethics and Insider Trading Policy to the firm’s CCO.  All reports, which may be oral, will be kept strictly confidential, to the extent possible or permitted by law or regulation.

In addition, Employees are required to report personal transactions and holdings on behalf of themselves and their Related Persons, as provided in Section VII, below.

III. EDUCATIONAL MEETINGS

KF & Co. will hold an educational meeting for all Employees to explain this Code of Ethics and Insider Trading Policy.  Thereafter, the firm will hold periodic educational meetings, on no less than an annual basis, in order to assist its Employees in better understanding their obligations under this Code of Ethics and Insider Trading Policy.  The CCO will also meet with new Employees to review the provisions of the Code of Ethics and Insider Trading Policy.

IV.  CHIEF COMPLIANCE OFFICER

It is the responsibility of KF & Co.’s CCO to implement and enforce the provisions of this Code of Ethics and Insider Trading Policy.  Among other duties, the CCO or a designee will review the required transaction and holdings reports submitted by Employees.

3 The federal securities laws with which Employees are expected to comply, to the extent they are applicable, are: the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, Title V of the Gramm-Leach-Bliley Act (privacy of client information) and the rules adopted pursuant to these laws.

Management of KF & Co. has designated Jonathan Roberts, Senior Vice President, to be the CCO of the firm.  In the absence of the CCO, the President of KF & Co., James W. Fields, shall be authorized to act in his place.  In the absence of both of these officers, management may select another Employee to act in the place of the CCO under this Code of Ethics and Insider Trading Policy during that period.  With respect to the transactions and reports of the CCO, Mr. Fields shall, in all respects except as to the recordkeeping requirements set forth in this Code of Ethics and Insider Trading Policy, act as the CCO.

Notwithstanding anything to the contrary herein, the CCO, or in his absence the person authorized to take his place, (i) may refuse to authorize a personal transaction that is permitted by this Code of Ethics and Insider Trading Policy when he determines that such transaction would be inappropriate under the circumstances and (ii) may approve a personal transaction that is proscribed by this Code of Ethics and Insider Trading Policy or that is not described herein when he determines that such transaction would not be inappropriate under the circumstances, provided that (a) the CCO or other authorized person may only waive provisions of the Code of Ethics and Insider Trading Policy that are not required by Rule 204A-1 under the Investment Advisers Act and (b) the basis for such actions is set forth in a writing maintained in the firm’s files.

V.  CODE OF ETHICS

A.  General Standards of Conduct

KF & Co. Employees must abide by the following standards of conduct:

1.

A KF & Co. Employee should conduct himself with integrity and dignity, and act in a professional and ethical manner in his dealings with clients, customers, employers, fellow Employees, others in the industry and the public.

2.

A KF & Co. Employee should act with competence and should strive to maintain and improve his competence and that of others in the firm.

3.

A KF & Co. Employee should use proper care and exercise independent professional judgment in the execution of his duties.

4.

A KF & Co. Employee should avoid any actions or relationships that might conflict or appear to conflict with his job responsibilities or the interests of KF & Co. or its clients.

5.

When in doubt, ask.  It is always appropriate to ask for clarification, interpretation or guidance in complex situations.  Ask a supervisor, the CCO (Jonathan Roberts) or any Member of the firm.

B.  Personal Accounts and Transactions

KF & Co. permits Employees to own any Instruments4 that are purchased, sold and held on behalf of clients.  It therefore recognizes the potential for conflicts of interest when Employees and Related Persons engage in personal transactions.

In order to avoid impropriety or the appearance of impropriety, the firm has adopted the following policies and rules with respect to the personal investment accounts and holdings of KF & Co. Employees and Related Persons.

1.  Location of Accounts

Generally, (a) all Employee and Related Person accounts must be managed by KF & Co.5 and kept in custody at one of the firm's primary custodians, (b) all trades in those accounts must be cleared through the firm’s primary clearing broker and (c) all trades in those accounts must be effected through the KF & Co. trader.  Exceptions may be made only on such terms and conditions as are approved in writing by the CCO.

2.  Restrictions on Transactions

a.

The restrictions on Employee and Related Person transactions in an Instrument contained in subparagraphs b. and c. of this paragraph 2. do not apply in the following circumstances:

i.

There are no discretionary transactions in the Instrument for clients during the day (i.e., the only client transactions in the Instrument are at the specific direction of the client or are based upon a related client request).

ii.

Transactions by the Employee or Related Person involve any of the following Instruments:

1.

Direct obligations of the U.S. Government.

2.

Shares of U.S.-registered money market funds.

4  INSTRUMENTS = Securities, derivatives and commodities.

5  MANAGED BY KF & CO.  = The account has executed KF & Co.’s investment advisory agreement and is included on KF & Co.'s information systems, ensuring that the required information about each transaction is available for timely review.

3.

Shares of other types of U.S.-registered mutual funds, unless KF & Co. or an affiliate acts as the investment adviser for the fund.

4.

Interests in variable insurance products.

5.

Money market instruments, namely, bank certificates of deposit, bankers’ acceptances, commercial paper, repurchase agreements and other high quality short-term debt instruments.

iii.

The transactions are in an Employee or Related Person account that has been approved by the CCO, in which the Employee or Related Person has no direct or indirect influence or control.

iv.

The transactions are non-volitional on the part of the Employee or Related Person, such as dividend reinvestment programs or automatic investment plans.

b.

No Employee or Related Person may purchase or sell an Instrument that is being purchased or sold by KF & Co. for a client on the same day as the client transaction is being effected, unless it falls into one of the following two categories:

i.

A transaction by an Employee or a Related Person that is aggregated with a purchase or sale being effected by KF & Co. for clients in accordance with KF & Co.’s Trade Allocation Policies and Procedures.

NOTE:  Under the Trade Allocation Policies and Procedures, all participants in such a trade will generally receive the average price for all similar transactions in the same Instrument on that day.  Alternatively, the CCO may adjust the price received by the Employee or Related Person so that clients receive the most favorable price of the day and the Employee or Related Person receives the least favorable price of the day, or the Employee or Related Person trade may be reallocated to clients or rebooked to the firm’s error account.

or

ii.

An Employee or Related Person transaction that does not come within category i. above, provided that the CCO determines that (a) the Employee or Related Person transaction is of a de minimis amount or (b) the Employee or Related Person transaction is not inappropriate under the circumstances.

NOTE:  Under the Trade Allocation Policies and Procedures, if the price at which the Employee or Related Person transaction is effected is better than that received by clients for a similar transaction in the same Instrument on the same day, the CCO may adjust the price received by the Employee or Related Person so that all participants receive the average price for all similar transactions in the same Instrument on that day, or so that clients receive the most favorable price of the day and the Employee or Related Person receives the least favorable price of the day.  Alternatively, the Employee or Related Person trade may be reallocated to clients, cancelled or rebooked to the firm’s error account.

c.

No Employee or Related Person may effect any transaction in an Instrument (including but not limited to short selling and the use of put and call options) that has an economic effect opposite to a client transaction on the same day, unless prior to any such transaction, the Employee submits to the CCO a written request specifying the reasons and justification for such a transaction and the CCO authorizes the transaction based upon a determination that the transaction is not inappropriate under the circumstances.

NOTE:  Pursuant to this Code of Ethics and Insider Trading Policy, regardless of prior authorization, the CCO may decide that the Employee or Related Person transaction should be rebooked to the firm’s error account.

d.

No Employee or Related Person may purchase an Instrument in an initial public offering or in a private offering pursuant to Regulation D or Sections 4(2) or 4(6) of the Securities Exchange Act (such as interests in unaffiliated hedge funds and private equity funds), unless specifically authorized in writing by the CCO in advance of the transaction.

E.

No Employee or Related Person may purchase a security directly from, or sell a security directly to, a KF & Co. client. This is called a Principal Cross Trade.

C.  Outside Business Activities

KF & Co’s policy regarding Outside Business Activities (OBAs) is designed to prevent and deter potential conflicts of interest. An Employee’s OBAs should not interfere with their regular duties and responsibilities as an employee of KF & Co, nor should any OBA be perceived to conflict with the business of the firm or its clients.

An OBA is defined as any other business either as an employee, independent contractor, sole proprietor, officer, partner, director, trustee, agent or otherwise or being compensated or having the reasonable expectation of compensation as a result of any business activity outside the scope of your association with KF & Co. In addition, OBAs include involvement with non–investment-related activities that consist of charitable, civic and fraternal organizations.

Examples of OBAs include, but are not limited to, the following:

-

Working for and receiving compensation (directly or indirectly) from another organization or person.

-

Having an elected or control position in a publicly or privately held company (including a family-owned business), which includes officer, director, partner, member or significant shareholder.

-

Acting as sole proprietor for a business.

-

Receiving consulting fees.

-

Having a position or membership in a school board, real estate board or acting as an officer or director for a not-for-profit organization.

-

Employees are required to disclose all OBAs and receive prior approval from Compliance before engaging in the OBA. All newly hired Employees must also disclose their OBAs to Compliance for review and approval before continuing their involvement with their OBAs.

Employees are required to complete and submit an annual disclosure and affirmation regarding their OBAs as well as update any previously disclosed OBAs as changes occur.

D.  Criminal, Disciplinary and Financial Disclosure

The Firm has a regulatory responsibility to disclose material facts about any legal or disciplinary event that is material to a client’s evaluation of the integrity of the Firm or its management personnel. In an effort to ensure timely updates and disclosures, Employees are required to make certain criminal, disciplinary, and personal financial disclosures on a regular basis and as incidents occur.

It is the Employee’s responsibility to answer all questions relative to a noted incident truthfully and accurately and to supply all pertinent ancillary documentation supporting the final disposition and the circumstances regarding the event. If Employees have questions or are uncertain as to what incidents require disclosure, they should seek further clarification and guidance from the CCO.

Employees are also required to complete and submit an annual disclosure and affirmations regarding their understanding of the Firm’s criminal, disciplinary, and financial disclosure policies.

E.  Gifts and Entertainment

Employees may generally give and receive business-related gifts and entertainment, as long as such gifts and entertainment are not excessive or lavish. Employees are expected to perform in a manner that is consistent with the best interests of the Firm and its clients and shall not sway or be persuaded based on gifting or entertaining activities.

It is the policy of the Firm to achieve a balance relative to the receipt/acceptance of gifts from clients or vendors with the avoidance of conflicts of interest or appearances of impropriety.  As such, receipt of a holiday gift or expression of thanks from a client for a job well done is not prohibited, provided that the gift is not cash or a cash equivalent, which are prohibited by the Firm.

All non-cash gifts from clients or vendors, the estimated value of which clearly exceeds $200, should be reported to the CCO.  The above policy recognizes that the dollar value of attendance at certain functions (dinner, golf outing, sporting event) will exceed $200, and is not intended to be prohibited by this policy.  However, attendance at such events should be reported to the CCO so that a determination can be made that it is neither excessive nor creates the potential for a conflict of interest. The Firm's Chief Compliance Officer may determine to maintain a Gifts Log.

Gifts to Clients: Although the Firm does not prohibit gifts to clients, including a gesture of appreciation for referring a prospective new client, all Firm personnel must be mindful that such gifts should not be of a magnitude and/or frequency to potentially raise issues that the gift(s) rise to a level that the client is receiving non-cash compensation for acting as a solicitor.  Solicitor arrangements are governed on both a SEC and state level.

F.  Political Contributions

SEC Rule 206(4)-5, the “Pay to Play” rule, prohibits an investment adviser from providing advisory services for compensation to a government entity for a two-year period after the adviser or any of its covered associates makes a contribution to a public official or candidate for such office who is or will be in a position to influence the award of advisory business. The rule does not ban political contributions and does not limit the amount of any political contribution. Instead, the rule imposes a ban, or “time out”, on receiving compensation for conducting advisory business with a government client for two years after certain contributions are made.

Owing to the complexities of local, state and federal requirements concerning political contributions, all such contributions should be recorded. For purposes of this Code, a “Contribution” is defined as any gift, subscription, loan, advance or deposit of money or anything of value made for:

-

The purpose of influencing any election for federal, state or local office;

-

Payment of debt incurred in connection with any such election; or

-

Transition or inaugural expenses of a successful candidate for state or local office.

Note: Volunteer activity is not a contribution.

Employees are not permitted to make a political contribution to any candidate for any state or local-level public office without receiving prior approval from the CCO. In addition, all newly hired candidates must also disclose their prior political contributions for the past 24 months to the CCO for review as part of the pre-hire and due diligence review process (prior to the Firm making any formal offer for employment).

G.  Communications and Social Media

Regulatory requirements mandate that the Firm have the ability to capture and archive Employee’s communications with the public, which includes, but is not limited to, personal correspondence, advertising, sales literature, internet sites, blogs, etc.

In accordance with the Firm’s electronic communications policies, Employees are prohibited from using non-firm-approved communication devices and software to conduct any type of firm correspondence or business, which includes personal phones, text messages, personal E-mail accounts, certain instant messaging platforms. In addition, Employees are not permitted to use certain social networking sites for business purposes because the Firm is not able to capture these communications and archive them as required. Non-firm-approved social networking sites include LinkedIn, Facebook, Twitter.

Employees are required to complete and submit an annual disclosure and affirmations regarding their understanding of the Firm’s communications and social media polices and to disclose any sites and/or aliases used for purposes of business communications.

H.  Privacy and Confidential Information

Employees may have access to privileged information and must protect the confidentiality of all such information. Appropriate efforts should be made by all Employees to enforce security measures to protect confidential information and exercise care in maintaining the privacy of any confidential information regarding KF & Co and its clients.

Employees should not discuss Firm business or related matters outside of the work environment. Confidential information includes, but is not limited to, financial information, investment activities, investors, related and affiliated parties, and employee-related information.

Employees should consult with the CCO if they believe that they have a legal obligation to disclose confidential information or if they become aware of situations whereby confidential or personal information was inappropriately distributed, leaked, breached or otherwise released from the Firm.

Employees are required to complete and submit an annual disclosure and affirmations regarding their understanding of the Firm’s privacy and confidentiality polices and their knowledge of any issues concerning the release of confidential information.

VI.  INSIDER TRADING POLICY

KF & Co. is aware of the potential for misuse of non-public ("inside") information on the part of officers and employees of any investment firm, including Employees of the firm.  Therefore, KF & Co. Employees must comply with the following rules.

A.   Employees must not engage in, or assist others in engaging in, "insider trading" (as defined in subsection a. below).

 1.  Although there is no precise legal definition of “insider trading,” it is generally construed to mean taking advantage of material non-public information for either one's own personal gain, or that of one's family, friends or clients.  Such information may relate to mergers, acquisitions, tenders, earnings results, dividend changes, etc., and generally would result in a material change in the price of an Instrument.

B.   No Employee may buy or sell Instruments of any issuer while he has inside information on that issuer.

C.   No Employee may recommend or suggest that anyone else (including Related Persons and other family members) buy, sell or retain the Instruments of any issuer while he has inside information regarding that issuer.

D.

If an Employee believes he has inside information that he needs to discuss with someone else within or outside of KF & Co., the Employee must first consult with the CCO before discussing the information.  Only with the CCO’s consent may the Employee then discuss non-material inside information when he has no reason to believe that the information will be misused or improperly disclosed by the recipient and (i) with respect to recipients outside of KF & Co., only where the Employee reasonably believes that such disclosure is needed to enable KF & Co. to carry on its business properly and effectively, or (ii) with respect to recipients within KF & Co., only where such disclosure is in the ordinary course of business.

VII.  REPORTING

In order to monitor compliance with its Code of Ethics and Insider Trading Policy, KF & Co. requires its Employees to submit reports and provide information to the CCO with respect to accounts and Instruments they and their Related Persons hold or trade.  All such information is reviewed regularly by the CCO, and the records are maintained by him in a secure location. To assist in this effort, all Employee and Related Person accounts generally must be managed at KF & Co., (as described in footnote 5 above) so that the accounts are included on KF & Co.'s information systems.

Employees must submit the following reports or other information, as applicable.  Changes in information should be submitted to the CCO promptly.

A.  Duplicate Statements and Confirmations

In the case of Employee and Related Person accounts that are not managed at KF & Co. (“away accounts”), the Employee or Related Person must instruct the broker or custodian carrying the account to send duplicate copies of all statements and transaction confirmations to the attention of Mr. Jonathan Roberts, Chief Compliance Officer, at KF & Co.  A copy of the instruction letter also should be provided to the CCO.

B.  Holdings Report

1.

After receipt of this Code of Ethics and Insider Trading Policy, each Employee (including each new Employee) must promptly submit to the CCO an Annual Holdings Report.

a.

The Annual Holdings Report must show the holdings of Instruments beneficially owned, directly or indirectly, by the Employee and his Related Persons, except those Instruments set forth in subparagraphs a.ii.1 through 5 and a. iii. of paragraph V.B.2, above.

b.

The information in all Annual Holdings Reports must be current as of a date no more than 45 days prior to the date the Report is submitted.

2.

Thereafter, Employees will be required to submit Annual Holdings Reports on an annual basis within the first 30 days of the calendar year.

C.  Quarterly Report

1.

On a quarterly basis, within 30 days after the close of each quarter, all KF & Co. Employees are required to report to the CCO transactions in all Instruments, except those set forth in subparagraphs a.ii.1 through 5, a.iii. and a.iv. of paragraph V.B.2, above, in all accounts beneficially owned, directly or indirectly, by the Employee and his Related Persons.

VIII.  SANCTIONS

Upon discovering a violation of the Code of Ethics and Insider Trading Policy, the CCO, in consultation with senior management, may impose such sanctions as he deems appropriate, including reversal of a transaction, sale of a position at a loss, disgorgement of profits, a letter of censure and/or suspension or termination of employment.

IX.  RECORDKEEPING

The CCO shall keep all records in connection with this Code of Ethics and Insider Trading Policy, including reports and information submitted by Employees and Related Persons and documentation of actions taken or consents given by the CCO under this Code of Ethics and Insider Trading Policy, in accordance with the requirements of the Investment Advisers Act of 1940 and the rules promulgated under that Act.

ACKNOWLEDGEMENT

I acknowledge that I have received the Klingenstein, Fields & Co., L.L.C. Code of Ethics and Insider Trading Policy dated August 2013 and that I have read and understand it.

I agree to apply the Code of Ethics and Insider Trading Policy dated August 2013 to guide my conduct as an Employee of Klingenstein, Fields & Co., L.L.C.

Date:

       Signature:

   Print Name:

Footnotes

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